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Exhibit 16

July 5, 2001

Dear Shareholder:

    On behalf of the Board of Directors, I am pleased to inform you that on June 23, 2001, SMC Corporation ("SMC") entered into an Agreement and Plan of Merger (the "Agreement") with Salmon Acquisition, Inc. ("Offeror"), a wholly owned subsidiary of Monaco Coach Corporation ("Monaco"), which provides for the acquisition of all of SMC's common stock. Under the terms of the Agreement, Offeror has commenced a cash tender offer for all outstanding shares of SMC at $3.70 per share (the "Offer"). Subject to successful completion of the Offer, and satisfaction of certain conditions in the Agreement, Offeror will be merged into SMC (the "Merger") and all shares not purchased in the Offer (other than shares held by Monaco, Offeror, or any subsidiary of Monaco) will be converted into the right to receive $3.70 per share in cash in the Merger.

    The Board of Directors of SMC has approved the Offer and determined that the terms of the Offer and the Merger are fair to and in the best interests of SMC shareholders. Accordingly, the Board of Directors recommends that all SMC shareholders tender their shares pursuant to the Offer.

    In arriving at its recommendation, the Board of Directors of SMC gave careful consideration to a number of factors described in the enclosed Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including the written opinion of McDonald Investments Inc. to SMC that the consideration of $3.70 per share in cash to be received by shareholders pursuant to the Offer and the Merger is fair to shareholders from a financial point of view. The Schedule 14D-9 contains important information relating to the Offer, and you are encouraged to read the Schedule 14D-9.

    The Offer will expire at 12:00 midnight, New York time, on August 1, 2001, unless extended by Monaco. If you wish to participate in the Offer, you must properly tender your shares before the expiration of the Offer.

    In addition to the enclosed Schedule 14D-9, also enclosed is the Offer to Purchase dated July 5, 2001, together with related materials, including a Letter of Transmittal, to be used for tendering your shares in the Offer. These documents state the terms and conditions of the Offer and provide instructions on how to tender your shares. We urge you to read these documents carefully. Questions or requests for assistance may be directed to Innisfree M&A Incorporated, the Offeror's information agent, 501 Madison Avenue, New York, NY, telephone (888) 750-5834.

    The management and directors of SMC thank you for the support you have given SMC over the years.

On behalf of the Board of Directors,

Mathew M. Perlot Chairman of the Board and President

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  Exhibit 16